Exhibit 99.1

Australian Oilseeds, Largest APAC Producer of Non-Chemical, Non-GMO “Cold-Processing” Vegetable Oil, Completes Transaction and Will Begin Trading on Nasdaq

~ Over the past 20 years, AOI has grown to be the largest cold pressing oil plant in the APAC region, pressing strictly GMO free conventional and organic oilseeds ~

~ AOI has expanded its existing oil processing plant and is building an additional larger multi-seed crushing plant in Queensland to become the largest cold-pressed producer in the Oceanic/APAC region ~

~ Upon Closing, Australian Oilseeds Investments Pty Ltd. will begin trading on Nasdaq under the ticker “COOT” ~

Victor, NY and Cootamundra New South Wales, March 21, 2024 (GLOBE NEWSWIRE) — Australian Oilseeds Holdings Limited, a Cayman Islands exempted company (“Australian Oilseeds”, “AOI” or “Pubco”) and EDOC Acquisition Corp., a publicly-traded special purpose acquisition company (“EDOC”), today announced they have closed their previously announced business combination (the “Business Combination”). The transaction, which was approved on March 5, 2024, by EDOC shareholders, establishes Australian Oilseeds, the largest cold pressing oil plant in Australia and the APAC region, pressing strictly GMO free conventional and organic oilseed, as a publicly-traded company.

Beginning tomorrow, March 22, 2024, Australian Oilseeds’ ordinary shares will start trading on Nasdaq under the ticker symbol “COOT” and Australian Oilseeds’ warrants will start trading on Nasdaq under the symbol “COOTW.” Australian Oilseeds’ CEO, Gary Seaton and the rest of the company’s current management team are expected to remain in leadership positions. Following listing, Mr. Seaton will ring the Nasdaq Closing Bell on March 28, 2024.

“We are thrilled to list Australian Oilseeds on the Nasdaq, particularly at this moment of burgeoning consumer demand for organic food ingredients globally,” said Mr. Seaton. “With global demand for healthier, natural and chemical-free food products, coupled with growing food shortages, we plan to capitalize on this increased global demand for sustainable premium cold-pressed and non-GMO products through the recent expansion of our existing cold-pressing capacity from 40,000 metric tons to 80,000 metric tons per annum and our current construction of a multi-seed crushing plant at Emerald, Queensland with a projected cold-pressing capacity of 80,000 metric tons per annum, to market ourself as the largest cold-pressed player in the APAC region.”

“This is an incredible milestone for the entire Australian Oilseeds team,” added Mr. Seaton. “Upon the closing of this transaction, and our commencing trading as a publicly traded company, investors will have the opportunity to invest in Australian Oilseeds’ growth and mission to become a global leader in our market of providing chemical free non-GMO feed ingredients into the food supply chain as we continue to provide a healthier option for all consumers on a larger scale.”

“As we noted when the transaction was announced, Australian Oilseeds not only produces high-demand materials in a growing market, but also does so in a sustainable manner,” said Kevin Chen, Chief Executive Officer of EDOC. “We are excited that Australian Oilseeds and its team have reached this stage and believe they are ready to accelerate their market position as a public company.”

Advisors

ARC Group Limited served as exclusive financial advisor to Australian Oilseeds Investments Pty Ltd, with I-Bankers Securities, Inc. serving as financial advisor to EDOC.

Rimon P.C. acting as U.S. legal counsel to Australian Oilseeds Investments Pty Ltd. with Stuarts Humphries acting as local Cayman Islands counsel.

Ellenoff Grossman & Schole LLP acted as U.S. legal counsel to EDOC, with Maples acting as Cayman Islands counsel to EDOC and Clayton Utz acting as Australian counsel to EDOC.

About Australian Oilseeds Investments Pty Ltd.

Australian Oilseeds Investments Pty Ltd. (the “Company”) is an Australian proprietary company that, directly and indirectly through its subsidiaries, is focused on the manufacture and sale of sustainable oilseeds (e.g., seeds grown primarily for the production of edible oils) and is committed to working with all suppliers in the food supply chain to eliminate chemicals from the production and manufacturing systems to supply quality products to customers globally. The Company engages in the business of processing, manufacture and sale of non-GMO oilseeds and organic and non-organic food-grade oils, for the rapidly growing oilseeds market, through sourcing materials from suppliers focused on reducing the use of chemicals in consumables in order to supply healthier food ingredients, vegetable oils, proteins and other products to customers globally. The Company has expanded its existing oil processing plant and is building an additional larger multi-seed crushing plant in Queensland. Over the past 20 years, the Company has grown to become the largest cold pressing oil plant in Australia and the APAC region, pressing strictly GMO free conventional and organic oilseeds.

About EDOC Acquisition Corp.

EDOC Acquisition Corp. is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. The company is sponsored by an extensive network of physician entrepreneurs across 30+ medical specialties in leading medical institutions and is led by Kevin Chen, Chief Executive Officer. In November 2020, EDOC consummated an initial public offering of 9 million units, each unit consisting of one Class A ordinary share, one right to receive one-tenth (1/10th) of a Class A ordinary share, upon the consummation by EDOC of its Business Combination and one redeemable warrant, each warrant entitles the holder to purchase one-half (1/2) of a Class A ordinary share at a price of $11.50 per share.

Cautionary Statement Regarding Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the Business Combination and the related financing transactions and the projected future financial performance of Pubco’s operating companies following the Business Combination and related financing transactions; (3) changes in the market for Pubco’s products and services and expansion plans and opportunities; (4) Pubco’s unit economics; (5) the sources and uses of cash of the Business Combination and the related financing transactions; (6) the anticipated capitalization and enterprise value of Pubco’s following the consummation of the Business Combination and related financing transactions; (7) the projected technological developments of Pubco and its competitors; (8) anticipated short- and long-term customer benefits; (9) current and future potential commercial and customer relationships; (10) the ability to manufacture efficiently at scale; (11) anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; and (12) the ability of Pubco to maintain the listing of its ordinary shares and warrants on NASDAQ. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Pubco’s and EDOC’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pubco, the Company and EDOC. These forward-looking statements are subject to a number of risks and uncertainties, including the inability to recognize the anticipated benefits of the Business Combination or the related financing transactions; the ability to maintain the listing of Pubco’s securities on NASDAQ following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination and the related financing transactions; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of certain projected financial information; the Company’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including implement its growth strategy; the Company’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to the Company’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between the Company and its employees; the Company’s ability to successfully collaborate with business partners; demand for the Company’s current and future offerings; risks that orders that have been placed for the Company’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that the Company is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to the Company’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic and certain geopolitical developments; the ability of the Company to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by the Company’s peers and competitors; and those risk factors discussed in documents of Pubco and EDOC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that Pubco, EDOC or the Company presently know or that Pubco, EDOC or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EDOC’s, Pubco’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. EDOC, Pubco and the Company anticipate that subsequent events and developments will cause EDOC’s, Pubco’s and the Company’s assessments to change. However, while EDOC, Pubco and the Company may elect to update these forward-looking statements at some point in the future, EDOC, Pubco and the Company specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by EDOC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Australian Oilseeds Holdings Limited
126-142 Cowcumbla Street
Cootamundra New South Wales 2590
Attn: Bob Wu, CFO
Email: info@australianoilseeds.au

EDOC Acquisition Corp.
7612 Main Street Fishers, Suite 200
Victor, NY 14564
Attn: Kevin Chen, CEO
Tel: (585) 678-1198